

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Via E-mail
James Scibetta
Chief Financial Officer
Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 100
Parsippany, New Jersey 07054

> **Re: Pacira Pharmaceuticals, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 7, 2013**
> **File No. 001-35060**

Dear Mr. Scibetta:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Commercial Partners and Agreements
SkyPharma, page 16

1. We note that pursuant to the stock purchase agreement with SkyePharma Holdings, Inc. ("SPHI"), you agreed to pay SPHI specified contingent milestone payments related to EXPAREL sales. Please expand your disclosure to provide the aggregate amounts paid to date under the agreement and the aggregate potential milestone payments to be paid in the future. Also, please provide the years during which the patents relevant to the royalty term in the agreement expire.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director